EXHIBIT 99.1

US Navy’s Naval Facilities Engineering Command selects Stantec for large waterfront project support

The Company will lead multidiscipline architect‐engineer services at Naval facilities throughout the Northeastern United States

EDMONTON, Alberta and NEW YORK, April 20, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

The US Navy’s Naval Facilities Engineering Command (NAVFAC) Mid-Atlantic has selected global design firm Stantec to lead multidiscipline architect‐engineer services as part of a five-year, US$60 million indefinite delivery/indefinite quantity (IDIQ) contract. Through this IDIQ contract, Stantec will support the planning, design, construction, and renovation of large waterfront projects within NAVFAC Mid-Atlantic’s North area of responsibility (AOR), including work at the Portsmouth Naval Shipyard (PNSY) in Kittery, Maine.

The IDIQ contract expands on Stantec’s more than 60-year history supporting NAVFAC and Department of Defense (DoD) projects, including the firm’s fourth consecutive Waterfront IDIQ with NAVFAC Mid-Atlantic. Stantec is currently delivering on its previous IDIQ contract with NAVFAC Mid-Atlantic, which recently received a US$30million supplement in contracting capacity, resulting in a total contracting capacity of US$90 million.

“With decades-long knowledge in supporting the US Navy’s mission and NAVFAC’s objectives and project requirements, Stantec is proud to be a trusted partner in modernizing America’s waterfront infrastructure,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “Over the past 10 years, our team has helped deliver over 40 mission-critical projects, including work to advance the Navy’s Shipyard Infrastructure Optimization Program (SIOP).”

Stantec is currently leading the design of multiple major infrastructure projects at PNSY in Kittery, Maine as part of the Navy’s 20-year SIOP. The $20-billion program is focused on rebuilding and modernizing shipyards at four US locations: Kittery, Maine; Norfolk, Virginia; Puget Sound in Washington; and at Pearl Harbor in Hawaii.

With this latest IDIQ contract, Stantec’s scope of work will include structural, civil, mechanical, electrical, architectural, planning, environmental, cost estimating, and geotechnical services. In alignment with the mission of the DoD, projects under this IDIQ qualify as essential, mission-critical work and have continued during the COVID-19 pandemic.

Work will primarily focus on Naval facilities in Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, Pennsylvania, and Delaware, with the potential to include NAVFAC Mid-Atlantic’s other AORs as needed. Waterfront project types may include piers, wharves, dry docks, berthing and mooring, dredging, coastal and shoreline protection, and waterfront-related utilities. Ancillary projects may also involve buildings, roads, bridges, seismic evaluation and design, storm water management, and civil engineering studies.

With support from approximately 22,000 personnel working worldwide, Stantec is an established leader in the planning and design of waterfront facilities. By combining the expertise of multidisciplinary planners, scientists, architects, and engineers, the firm has delivered seamless solutions for waterfront developments and revitalizations. In addition to supporting Naval facility projects, the Stantec team has also led the planning, design, and engineering of various prominent waterfront projects, such as the Panama Canal Expansion and the Honolulu Harbor 2050 Master Plan, as well as shipyard modernization projects at the Canadian Forces Base Esquimalt and the Seaspan Vancouver Shipyard, both in British Columbia.

To learn more about Stantec’s US Federal Government work, click here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 923-6085	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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